March 22, 2017

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-3561

Re:	Dominion Diamond Corporation
Form 40-F for the Fiscal Year Ended January 31, 2016
Filed April 14, 2016
Response dated January 20, 2017
File No. 001-33838

Dear Mr. Arakawa:

Please find below a supplement to our response letter dated February 13, 2017.

Analysis of IAS 8

Paragraph 14 of IAS 8 Accounting policies, changes in estimates and errors, permits an entity to voluntarily change an accounting policy only if the change:

“(a) is required by an IFRS; or
(b) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events, or conditions on the entity’s financial position, financial performance, or cash flows.”

Dominion Diamond Corporation (“the Company”) changed its accounting policy relating to the translation of its asset retirement obligations (“ARO”) denominated in foreign currencies based on the guidance in IAS 8.14(b) .

IFRS contains no guidance on how to assess whether a change in accounting policy would result in the financial statements providing “more relevant information”. The Company has applied the following criteria in considering whether the revised accounting policy to treat its AROs as a monetary liability provides more relevant information than the existing policy:

o	whether authoritative support for the proposed accounting policy exists in accounting literature; and
o

whether in the particular circumstances, the proposed accounting policy results in information that is more useful in enabling users to evaluate past, present, or future events. In considering this, we considered the nature of our obligations and assessed whether the proposed policy results in financial information that fairly represents the economic reality of those transactions and events.

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As discussed below, the Company submits that there is authoritative support for both its prior and current accounting treatments under IFRS, but believes that users will find the current accounting policy provides more relevant information.

Accounting Treatment – Authoritative Support

o

As noted in our previous response, IAS 21 Effects of changes in foreign exchange rates is the relevant standard for the determination of whether an item is monetary or non-monetary. Other than the definition in IAS 21.8 and guidance in paragraph 16, IFRS contains no explicit guidance on how to determine if an item is monetary or non-monetary classification with respect to ARO provisions.

o

Because the definition of a monetary item in IAS 21 refers to fixed or determinable amounts, there are differing judgements as to the classification of a provision that has been determined with reference to future prices of specific goods or services and that will be settled both by paying cash to third parties and by using the Company’s own resources.

o

We noted that the distinction of monetary versus non-monetary for purposes of the application of IAS 21 is not limited to AROs. Similar issues and judgement arise in determining the classification of deferred revenue, prepaid expenses, and certain funded defined benefit obligations. For example, typically deferred revenue is treated as non- monetary in nature, even though cash expenditures will be incurred in the future to fulfil the underlying future service/performance obligation.

o

We also note that there is more recently published guidance supporting that the determination of assets and liabilities as monetary versus non-monetary can be subject to significant judgement. IFRIC 22 Foreign Currency Transactions and Advance Consideration BC15 states that some respondents to the draft interpretation requested guidance in determining whether the payment or receipt of advance consideration gives rise to a monetary or non-monetary asset or liability, noting that for some transactions this assessment can be difficult. While the Interpretations Committee declined to provide application guidance, they ‘…acknowledged that an entity may need to apply judgement in determining whether an item is monetary or non-monetary’ (IFRIC 22 BC17).

o

We noted that in review of literature published by E&Y, their interpretation of US GAAP explicitly states that the determination of an asset retirement obligation as monetary or non- monetary is a policy choice.

o

In the absence of an IFRS that specifically applies to a transaction, other event or condition, IAS 8.10 requires management to use judgement to develop an accounting policy that results in information that is relevant and reliable.

o

The Company used judgement to adopt an accounting policy that ARO provisions for its mining assets would be treated as non-monetary assets. This policy decision was subject to the reviews and controls over the selection of accounting policies at that time.

Our change in determination of ARO provisions being monetary rather than non-monetary liabilities arose during normal course review of our financial statements. Notably, our acquisition of the Ekati diamond mine in 2013 combined with subsequent movements in the Canadian dollar against the US dollar in calendar years 2014 and 2015 were factors considered in determining whether treatment of our ARO provisions as monetary liabilities would provide more relevant information to users of our financial statements. Our accounting policies are reviewed annually in accordance with our internal controls over financial reporting, and the combination of these factors prompted a voluntary change in accounting policy for the year ended January 31, 2016. In making this determination, we also reviewed the published accounting policies of other entities in the industry. As discussed further below, we understand that diversity in this determination does exist in practice and we believe that treatment of ARO provisions as monetary liabilities is a more commonly applied accounting policy.

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Details on what prompted the accounting policy change

The Company determines its ARO provisions in Canadian dollars, with subsequent translation to US dollars for financial reporting purposes. Paragraph 36 of IAS 37, Provisions, contingent liabilities and contingent assets, states ‘The amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period’. However, neither IAS 37 nor IAS 21 provide guidance on the accounting treatment of exchange differences related to a provision denominated in a foreign currency. Therefore, in the absence of specific guidance in IFRS, companies are required to make a policy choice in respect of the translation of a provision denominated in a foreign currency.

Upon adoption of IFRS, the Company chose an accounting policy under which its Canadian dollar denominated ARO provisions were translated to US dollars using historical foreign exchange rates.

At January 31, 2016, in connection with preparation of the Company’s year-end financial statements, management re-assessed this accounting policy based on consideration of policies adopted by other entities within the industry, available interpretive guidance and relevance of information to financial statement users.

In electing to change our accounting policy, we additionally considered and followed guidance provided in IAS 8 paragraph 14(b) which states that an entity may voluntarily change an accounting policy if the change results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance or cash flows.

Management considered the treatment of the AROs as monetary items to result in more relevant information. The following factors were considered in making this assessment:

o

Management expects to settle ARO provisions primarily by payment of a fixed or determinable number of Canadian dollars through future payments to employees and/or third parties for goods and/or services.

o	Treatment of the provisions as monetary items provides a more relevant reflection of the US dollar payments that would be required to settle the obligation at each balance sheet date.
o

Based on a review of other entities in the industry, we believe that treatment of ARO provisions as monetary items is a more commonly applied accounting policy. Accordingly, the Company’s financial results will be more comparable to industry peers under the revised accounting policy.

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On the basis of the foregoing, management considered treatment of the ARO provisions as monetary liabilities to be most useful to users of the financial statements.

Analysis in relation to the conclusion as to a voluntary change in accounting policy as opposed to change in estimate or error

As noted in our previous response, the nature of the AROs, our estimates of the costs to be incurred and the manner in which the properties are expected to be restored and rehabilitated has not changed. Accordingly, our change in determination of AROs as monetary versus non-monetary liabilities does not result from new information or new developments. We therefore concluded it was inappropriate to treat the change as a change in estimate.

We further considered whether the change in the determination of our ARO provisions being a monetary liability rather than a non-monetary liability represented the correction of an error as outlined in IAS 8. Paragraph 41 of IAS 8 states ‘Errors can arise in respect of the recognition, measurement, presentation or disclosure of elements of financial statements. Financial statements do not comply with IFRSs if they contain either material errors or immaterial errors made intentionally to achieve a particular presentation of an entity's financial position, financial performance or cash flows.’

Paragraph 5 of IAS 8 defines a prior period error as:
‘omissions from, and misstatements in, the entity's financial statements for one or more prior periods arising from a failure to use, or misuse of, reliable information that:
(a) was available when financial statements for those periods were authorized for issue; and
(b) could reasonably be expected to have been obtained and taken into account in the preparation and presentation of those financial statements’.

Such errors include the effects of mathematical mistakes, mistakes in applying accounting policies, oversights or misinterpretations of facts, and fraud.

In making this assessment, we considered the following:

-	any changes to the authoritative literature which would have indicated that the Company had previously misapplied relevant IFRSs; and
-	whether the Company had intentionally chosen the previous accounting policy to achieve a particular presentation.

There has been no change in the authoritative literature for the definition of monetary and non-monetary items, and as discussed above, the recently published guidance on IFRIC 22 demonstrates that judgement is still required in the determination of whether a particular asset or liability is monetary or non-monetary. The previous accounting policy was determined with judgement based on facts and circumstances at the time of our adoption of IFRS. As previously noted, our acquisition of the Ekati diamond mine in 2013 combined with subsequent movements in the Canadian dollar against the US dollar in calendar years 2014 and 2015 were also factors considered in determining whether treatment of our ARO provisions as monetary liabilities would provide more relevant information to users of our financial statements. In light of our recent research and review of our financial statements, we believe that the treatment of the ARO provision as a monetary liability is reliable and more relevant for users. The Company has not chosen the previous or current policy to achieve a particular presentation but has used judgement to choose an accounting policy that results in information that is relevant to the decision-making needs of users; and represents faithfully the financial position, financial performance, and cash flows of the Company.

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We further considered paragraph 13 of IAS 8 and concluded that the change in judgement is considered a voluntary change in accounting policy with changes in circumstances, notably our acquisition of an additional mining asset and the subsequent weakening of the Canadian dollar against the US dollar. We note that our treatment of this as a voluntary change in accounting policy is consistent with the treatment applied in 2011 by UBS AG when they revised a judgement on monetary versus non-monetary treatment in application of IAS 21.

Observation of diversity in practice

In concluding on the change from non-monetary to monetary treatment of AROs as a change in accounting policy we also considered the diversity in practice which exists within the mining industry to support the level of professional judgement associated with this accounting policy choice.

We found accounting policy disclosures in most cases were not sufficiently detailed to understand whether monetary or non-monetary treatment was being applied and our review was inconclusive in this regard. However, through our collective experience and through discussion with our professional advisors, we understand that diversity in this determination does exist in practice and we believe that treatment of ARO provisions as monetary liabilities is a more commonly applied accounting policy.

Also as KPMG’s representative on the PDAC / CPA Mining Task Force indicated during our conversations with the Staff, the accounting for ARO in accordance with IFRS is an area currently being worked on by the Task Force. A Viewpoint in connection on ARO accounting is expected in the future, however as noted on the call, the actual content of the Viewpoint is being worked on and must be agreed to with all members of the Task Force prior to a Viewpoint be released.

Impact on internal controls over financial reporting

Our internal controls over financial reporting include controls over the preparation of AROs in Canadian dollars to ensure the reasonableness of significant assumptions and estimates, the accuracy of calculations and that the provisions have been reviewed by persons with appropriate knowledge and experience. Separate controls over translation of balances denominated in foreign currencies ensure the accuracy of the translation of the Canadian dollar denominated ARO provisions to US dollars, our functional currency. This translation incorporates any accounting policy decisions regarding whether balances are monetary or non-monetary. The voluntary change in accounting policy to treat ARO provisions as monetary rather than non-monetary liabilities was also subject to our internal controls over the assessment of current and future changes in accounting policies and their adoption, which included review and approval by our Chief Financial Officer and communication to the relevant personnel within the Company. This change was also discussed with the Company’s Audit Committee. Accordingly, no changes to the Company’s internal control over financial reporting arose as a result of this voluntary change in accounting policy.

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If you have any further questions, please contact me at (867) 669-6106.

Sincerely,
Dominion Diamond Corporation

Matthew Quinlan
Chief Financial Officer

cc: Audit Committee
cc: KPMG LLP

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